January 3, 2020

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Green Plains Inc. (the “Registrant”)
Registration Statement on Form S-3, File No. 333-235740

Ladies and Gentlemen:

Further to your correspondence dated January 2, 2020 and notification that you will not be reviewing our Registration Statement on Form S-3, pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date of the Registration Statement referenced above be accelerated so that it will be declared effective on January 7, 2020 at 4:00 pm, Eastern Time.

Very truly yours,

GREEN PLAINS INC.

By:	/s/ Michelle S. Mapes
Name:	Michelle S. Mapes
Title:	Chief Legal & Administration Officer and Corporate Secretary

cc: Rebecca C. Taylor, Husch Blackwell LLP